Jingwei International Limited
Unit 701-702, Building 14
Software Park, Kejie Yuan Second Road
Nanshan District, Shenzhen PRC 518057

June 28, 2010

Mr. Ryan Rohn
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Re: Jingwei International Limited (the “Company”)
Item 4.02 8-K
Filed June 17, 2010
File No. 001-34744

Dear Mr. Rohn:

We hereby respond to the comments set forth in the Staff’s letter dated June 21, 2010 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Comment	Form 8-K filed on June 17, 2010
1.
We note that you have included on the facing page of the Form 8-K the file number 333-122557 when the file number currently assigned to you in EDGAR is 001-34744. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Company Response: After discussion with the Staff, we will ensure that all future filings under the Securities Exchange Act of 1934 (the “Exchange Act”) reference this Commission File Number.

2.
We note you disclose in your Item 4.02 Form 8-K, that your financial statements for the periods ended September 30, 2009, December 31, 2009, and March 31, 2010, "should be restated." Please note that the Form 8-K must specifically state that the financial statements should "no longer be relied upon." Refer to Item 4.02 (a)(1) to the Form 8-K. Please revise your filing accordingly.

Company Response:  We have examined the specific disclosure requirements of Item 4.02(a)(1) of Form 8-K and note that the three facts required to be disclosed concern the date of determination, a brief description of the background (to the extent known at the time of filing) and the existence of communications between us and our independent accountant regarding the determination.  As the Staff views the required disclosure to include the wording “no longer be relied upon,” we have included such wording in the 8-K/A filed on the date hereof.

3.
Please revise your filing to explain in greater detail the facts and circumstances related to your restatement. In addition, tell us how you determined that you do not expect any material impact on your operating results related to the restatement. That is, please clarify to us if this is a restatement or a reclassification of balance sheet amounts. Refer to Item 4.02 (a)(2) to the Form 8-K.

Company Response:  We have always intended to provide more information to the public regarding the required restatement of our financial statements, but on the due date of the Current Report on Form 8-K such disclosure had not yet been fully reviewed by both our internal staff and external advisors.  We have filed an 8-K/A containing such greater detail on the date hereof.

4.
Please tell us when you intend to file restated financial statements for the quarterly period ended September 30, 2009, the fiscal year ended December 31, 2009, and the quarterly period ended March 31, 2010.

Company Response: We expect to file appropriate amendments to the referenced Exchange Act reports in the next two weeks.

5.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

Company Response:  We will describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures in the revised Exchange Act filings referred to in our response to Comment 4 above.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated.  If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970. Thank you.

Sincerely,

/s/ Rick Luk
Rick Luk
Chief Executive Officer
Jingwei International Limited